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SECU 02019111 OMMISSION

RECD S.E.C.
MAR 05 2002
601

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bergen Capital Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert G Jefferies
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Norman Wetmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bergen Capital, Inc, as of 12/31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

WALTER J. HASSETT
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 15, 2003

SEC MAIL RECEIVED PROCESSING
MAR 05 2002
WASH. DC 365 SECTION

Signature

CFO
Title

Walter J. Hassett
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT G. JEFFREY
CERTIFIED PUBLIC ACCOUNTANT
61 BERDAN AVENUE
WAYNE, NEW JERSEY 07470

LICENSED TO PRACTICE
IN NEW YORK AND NEW JERSEY
MEMBER OF AICPA
PRIVATE COMPANIES PRACTICE SECTION

TEL: 973-628-0022
FAX: 973-696-9002
E-MAIL: rgjcpa@erols.com

Board of Directors
Bergen Capital, Inc.:

In planning and performing my audit of the financial statements and the supplemental schedule of Bergen Capital, Inc. (the Company), for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert A. Diffley

Wayne, New Jersey
February 27, 2002

BCAUDLET/LG2

BERGEN CAPITAL, INC.

Financial Statements

December 31, 2001

BERGEN CAPITAL, INC.
Financial Statements
December 31, 2001

CONTENTS

ROBERT G. JEFFREY
CERTIFIED PUBLIC ACCOUNTANT
61 BERDAN AVENUE
WAYNE, NEW JERSEY 07470

LICENSED TO PRACTICE
IN NEW YORK AND NEW JERSEY
MEMBER OF AICPA
PRIVATE COMPANIES PRACTICE SECTION

TEL: 973-628-0022
FAX: 973-696-9002
E-MAIL: rgjcpa@erols.com

Independent Auditor's Report

Board of Directors
Bergen Capital, Inc.

I have audited the accompanying statement of financial condition of Bergen Capital, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for this opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bergen Capital, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wayne, New Jersey
February 27, 2002

Robert G. Jeffrey

BERGEN CAPITAL, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 297,578
Deposit with clearing broker	50,000
Proprietary trading account with clearing broker	407,306
Secured demand notes receivable	316,000
Securities inventory	910,678
Employee advances	35,676
Miscellaneous receivables	12,500
Stockholder advances	12,500
Prepaid expenses	28,221
Lease security deposits	22,877
Fixed assets, at cost, less $56,484 of accumulated depreciation	35,163
Leasehold improvements, at cost, less $98 of accumulated depreciation	1,322
Start up cost, net of amortization	1,884
Total Assets	$2,131,705

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 45,008
Amount due to clearing broker for security purchases	850,656
Accrued commissions	503,326
Payroll taxes payable	4,602
Other liabilities	897
	1,404,489
Liabilities subordinated to claims of general creditors	316,000
Stockholders' Equity:	
Common stock, no par value: 2,500 shares authorized; 2,005 shares issued and outstanding	100,000
Additional paid in capital	110,250
Retained earnings	200,966
Total stockholders' equity	411,216
Total Liabilities and Stockholders' Equity	$2,131,705

The accompanying notes are an integral part of these financial statements.

BERGEN CAPITAL, INC.
Statement of Income
For the Year Ended December 31, 2001

Revenue:	
Profit on underwriting	$ 480,940
Profit on firm trading	3,531,375
Commissions	48,639
Unrealized profit on firm trading	56,722
Interest income	24
Total Revenue	4,117,700
Expenses:	
Salaries and wages	452,940
Officer salaries	340,530
Sales commissions	2,013,311
Payroll taxes	133,449
Employee benefits	101,229
Ticket charges	229,915
Rent	118,305
Office supplies and postage	176,917
Professional fees	83,770
Travel and entertainment	147,405
Telephone	70,072
Subscriptions to financial services	54,422
Cost of registrations	43,307
Equipment rental	12,135
Interest expense	71,515
Insurance	13,828
State business tax	1,701
Depreciation and amortization	34,256
Total Expenses	4,099,007
Net Income	$ 18,693

The accompanying notes are an integral part of these financial statements

BERGEN CAPITAL, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
Balances, January 1, 2001	2,005	$100,000	$110,250	$189,497	$399,747
Net Income				18,693	18,693
Dividends paid				(7,224)	(7,224)
Balance, December 31, 2001	2,005	$100,000	$110,250	$200,966	$411,216

The accompanying notes are an integral part of these financial statements.

BERGEN CAPITAL, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows from Operating Activities:	
Net income	$ 18,693
Charges and credits not requiring the expenditure of cash:	
Depreciation and amortization	34,256
Reduction in unrealized profit on firm trading	101,458
Changes in assets and liabilities:	
Decrease in securities inventory	493,341
Increase in accrued commissions	419,569
Increase in payroll taxes payable	2,461
Increase in other liabilities	897
Decrease in amount due to clearing broker for security purchases	(493,341)
Increase in proprietary trading accounts	(190,669)
Decrease in accounts payable	(14,872)
Increase in miscellaneous receivables	(12,500)
Increase in lease security deposits	(10,034)
Increase in prepaid expenses	(9,278)
Increase in stockholder and employee advances	(5,391)
Net cash provided by operating activities	334,590
Cash Flows from Investing Activities:	
Purchases of office furniture, computer equipment and other fixed assets	(60,922)
Net cash consumed by investing activities	(60,922)
Cash Flows from Financing Activities:	
Dividends paid	(7,224)
Net cash consumed by financing activities	(7,224)
Net increase in cash	266,444
Cash balance, January 1, 2001	31,134
Cash balance, December 31, 2001	$ 297,578

The accompanying notes are an integral part of these financial statements.

BERGEN CAPITAL, INC.
Statement of Changes in
Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2001

Subordinated borrowings at January 1, 2001	$183,000
Issuances of subordinated borrowings	133,000
Subordinated borrowings at December 31, 2001	$316,000

The accompanying notes an integral part of these financial statements.

BERGEN CAPITAL, INC.
Notes to Financial Statements
December 31, 2001

I. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
The Company was incorporated March 6, 1998. It received approval for membership in the National Association of Securities Dealers on March 26, 1999.

Business
The Company is a securities broker/dealer specializing in fixed income securities. As such, it is subject to regulation by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The principal activity of the Company is the purchase and sale of securities for its own account; it also conducts underwritings on a best efforts basis. This trading activity is conducted with brokers and customers in a number of states. The Company clears its securities transactions through a correspondent clearing agent.

Cash
For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less (other than those purchased for inventory) to be cash equivalents.

Revenue Recognition
Securities transactions are recorded on a settlement date basis. Securities inventory is carried at quoted market values. The resulting unrealized gains and losses are reflected in income.

Depreciation
Fixed assets are depreciated under the Modified Accelerated Cost Recovery System, as permitted by Internal Revenue Service Regulations, using lives of five years for computer equipment, seven years for office furniture and equipment, and 39 years for leasehold improvements. This method has produced results which have not varied significantly from those that would result from use of a method which comports with generally accepted accounting principles.

Income Taxes
The Company has elected under provisions of the Internal Revenue Code and tax laws of the state of New Jersey to be taxed as an S Corporation. Accordingly, earnings and losses of the Company are taxed on the tax returns of the shareholders only, and provisions are not made for these taxes in the financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

II. RELATED PARTY TRANSACTIONS

Included among the secured demand notes receivable and the liabilities subordinated to claims of general creditors is a $60,000 item from a corporate officer. See Note IV for a more complete explanation of these transactions. In addition, during the year 2001 the Company made advances to three officers, who are also stockholders, which totaled $12,500. These advances had not been repaid at year end.

III. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2001, the Company had net capital which was adequate to satisfy both requirements.

IV. SUBORDINATED LIABILITIES

The Company has six non-interest bearing demand notes receivable, totaling $316,000, each of which is collateralized by cash and securities which exceed the face amount of the applicable note. These notes were arranged to provide additional capital for the Company. Under this arrangement, the demand notes and the collateral will be returned to the note makers as follows: to four note makers, totaling $88,000, on August 6, 2002; to one note maker, of $60,000, on April 30, 2003; and to one note maker, of $168,000, on October 30, 2004. The obligation of the Company to return the notes and collateral is subordinate to all of its other liabilities. This obligation has been reported on the financial statements as liabilities subordinated to the claims of general creditors. These arrangements have been found to be acceptable by the NASD.

V. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event the customer and/or clearing broker is unable to fulfill its obligations.

In order to control this risk, security positions are monitored on at least a daily basis. Should the Company find it necessary to sell such a security in a volatile market, however, it may not be able to realize the full carrying value of the security due to the significance of the positions sold.

The Company does not maintain margin securities.

VI. RENTALS UNDER OPERATING LEASES:

The Company conducts its operations from a leased office facility in New Jersey under a noncancelable operating lease which expires March 31, 2006. In addition, the Company leases furniture and office equipment under operating leases that expire over the next four years.

The following is a schedule of future minimum rental payments required under the above operating leases as of December 31, 2001.

Year ending December 31,	Amount
2002	$140,127
2003	137,955
2004	134,755
2005	128,070
2006	31,742
	$572,649

VII. SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Interest and income taxes paid during this period totaled $71,514 and $14,201, respectively.

Liabilities subordinated to claims of general creditors increased during 2001 by $133,000, which did not involve the receipt or disbursement of cash.

There were no noncash investing activities during the year 2000.

Schedule I

BERGEN CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2001

NET CAPITAL

Total stockholder's equity		$ 411,216
Add, allowable subordinated liabilities		316,000
		727,216
Deduct, non-allowable assets:		
Prepaid expenses	$28,221	
Employee and stockholder advances	48,176	
Fixed assets	36,485	
Lease security deposits	22,877	
Miscellaneous receivables	12,500	
Other assets	1,884	
Total deductions		150,143
Net capital before haircuts on securities positions		577,073
Haircuts on securities:		
State and municipal government obligations		85,005
Net Capital		$ 492,068

AGGREGATE INDEBTEDNESS

Accounts payable	$ 45,008
Accrued commissions	503,326
Payroll taxes payable	4,602
Other liabilities	897
Total Aggregate Indebtedness	$ 553,833

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.126 to 1

Schedule I (cont.)

RECONCILIATION WITH COMPANY COMPUTATION

Net Capital:	
Net capital, as reported on Company Part IIA (Unaudited) FOCUS report	$492,068
Net Capital, per above	$492,068
Aggregate Indebtedness:	
Aggregate Indebtedness, as reported on Company Part IIA (Unaudited) FOCUS report	$553,833
Total Aggregate Indebtedness, per above	$553,833